Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

March 3, 2015

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attn: John Reynolds
Re:	OpGen, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 16, 2015 CIK No. 0001293818
Ladies and Gentlemen:
We are providing this response letter on behalf of OpGen, Inc. (the "Company") with respect to the Staff's comment letter dated January 27, 2015, regarding the Company's Amendment No. 2 to Draft Registration Statement on Form S-1, submitted December 31, 2014 ("Amendment No. 2").  For your convenience, the Staff's comments have been reproduced below, followed by the Company's response.
Business
Clinical Studies and Publications, page 61
1.	Please revise the studies on page 62 to provide narrative disclosure understandable to the average investor, including explanations of the meaning and significance of the various results.
RESPONSE:
We have revised the disclosure regarding clinical studies, including CLIA validation studies, on page 63 and 64 of the Form S-1 Registration Statement filed today (the "Form S-1") to provide explanations regarding the meaning and significance of the results.

United States Securities and Exchange Commission
March 3, 2015

Executive Compensation, page 83
2.
Please update our executive compensation disclosure pursuant to Item 402 of Regulation S-K with respect to your last fiscal year ended December 31, 2014.  Correspondingly, please update your disclosure pursuant to Item 404 of Regulation S-K as applicable, including any required disclosure relating to transactions with related persons since the beginning of your last fiscal year.

RESPONSE:	We have updated the Form S-1 to disclose information with respect to the year ended December 31, 2014, as required by Items 402 and 404 of Regulation S-K, including the related persons transaction disclosure.
Certain Relationships and Related Person Transactions, page 89
3.
We note your response to comment 7 and revisions to pages 46 and 90 of the registration statement.  Please revise to indicate that there is "no firm commitment on the part of any investor to participate in such bridge funding" and include the specific dollar amount of each related party's interest.  See Item 404(a)(4) of Regulation S-K.

RESPONSE:	We have updated pages 48 and 92 of the Form S-1 to update the information regarding the bridge funding in response to this comment.
C. Eric Winzer, the CFO of the Company (240-813-1273) or Mary Mullany at Ballard Spahr LLP (215-864-8631) are available to answer questions you may have about our responses.
Very truly yours,

/s/ Mary J. Mullany

 Mary J. Mullany
MJM/seh
cc:	Evan Jones C. Eric Winzer Hillary Daniels John Archfield James Lopez Brian McAllister